Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Penn West Energy Trust confirms its October cash distribution and updates on hedging activity

    CALGARY, Oct. 22 /CNW/ - (TSX - PWT.UN; NYSE - PWE) Penn West Energy
Trust ("Penn West") confirms that its October 2007 cash distribution will be
CDN$0.34 per trust unit payable on November 15, 2007 to unitholders of record on October 31, 2007. The ex-distribution date is October 29, 2007.
    The CDN$0.34 per unit is equivalent to approximately US$0.34 per unit
(before deduction of any applicable Canadian withholding tax), using a current currency exchange of one Canadian dollar equals one US dollar. Registered unitholders with U.S. addresses will receive their distributions directly from our transfer agent, and will be paid in U.S. currency using the exchange rate in effect on the record date. Non-registered U.S. unitholders will receive their distributions through their brokers.
    Penn West has recently entered into crude oil (WTI) collars with a total volume of 10,000 barrels per day for the 2008 calendar year. The collars were transacted with an average floor price of US$70.00 per barrel and an average ceiling price of US$82.35 per barrel. Penn West's hedged 2008 liquids volumes are now approximately 50% of total anticipated production (net of royalties).
    Penn West has also entered into AECO natural gas collars on
50,000 gigajoules ("GJ") per day (equivalent to approximately 46 mmcf per day)
for the 12-month period from November 2007 to October 2008. These collars were transacted with an average floor price of CDN$6.00 per GJ (approximately
CDN$6.54 per mcf) and an average ceiling price of CDN$7.15 per GJ
(approximately CDN$7.80 per mcf). The volume hedged by these contracts represents approximately 16 percent of Penn West's expected natural gas production, after royalties, for the contracted period.
    Total production hedged for the 2008 calendar year, after royalties, is now approximately 30%. The transaction of these collars is consistent with policies established by the Board of Directors of the Trust.

    Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol
PWT.UN and on the New York Stock Exchange under the symbol PWE.

    %SEDAR: 00022266E          %CIK: 0001334388

    /For further information: PENN WEST ENERGY TRUST, Suite 2200, 425 - First
Street S.W. Calgary, Alberta T2P 3L8, Phone: (403) 777-2500, Toll-free:
1-866-693-2707, Fax: (403) 777-2699, Website: www.pennwest.com; Investor
Relations: Phone: 1-888-770-2633, E-mail: investor_relations(at)pennwest.com;
William Andrew, President and CEO Phone: (403) 777-2502/
    (PWT.UN. PWE)

CO:  Penn West Energy Trust

CNW 17:38e 22-OCT-07